K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 18, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST (the “Trust”)
Securities Act Registration No: 333-205683
Investment Company Act Registration No: 811-04255
Balanced Portfolio
Growth Portfolio
Small Cap Growth Portfolio

Dear Mr. Gregory:

This correspondence is being filed in response to comments you provided by telephone: (1) on August 12, 2015, to the Trust’s Registration Statement filed on Form N-14 on July 15, 2015 and on Form N-14A on July 20, 2015 (the “Registration Statement”); and (2) on August 17, 2015, to the draft responses to your comments provided to you via email on August 13, 2015 and (3) on August 18, 2015, to the draft responses to your comments provided to you via email on August 17, 2015.  The Registration Statement was filed for the purpose of reorganizing Balanced Portfolio, Growth Portfolio, and Small Cap Growth Portfolio (each, a “Merging Portfolio”) into Mid Cap Growth Portfolio (the “Surviving Portfolio”) (the “Reorganizations”). Following confirmation of the acceptance of the responses provided herein by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust expects to file a second N-14A reflecting the comments herein on Tuesday, August 18, 2015.  The Trust has filed a request for acceleration of the Registration Statement.

In connection with this response to the comments made by the Staff, the Trust, on behalf of each of the Portfolios, has authorized us to make the following representations:

The Trust acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the amendment to the registration statement on Form N-14 effective:

(1)	it does not foreclose the Commission from taking any action with respect to a filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.    Staff Comment:  Please provide the “Tandy” letter representation in your response letter.

Response: The Trust has included the “Tandy” letter representation above.

2.
Staff Comment:  Regarding the statement on the facing page that states “It is proposed that this filing will go effective on August 14, 2015 pursuant to Rule 488.”  The staff notes that the filing can not go effective pursuant to Rule 488 because it does not include pro forma financial statements.

Response: The Trust has revised the disclosure to state:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until such date as the Commission, acting pursuant to said Section 8(a), may determine that the Registration Statement shall become effective.

3.	Staff Comment: Please file an amendment to the N-14 that includes pro forma financials and revisions in response to staff comments herein.

Response: The Trust intends to file a Form N-14A on August 14, 2015.

4.	Staff Comment: Please delete disclosure in the SAI under the heading Pro Forma Financial Statements stating that pro forma financials are not required.

Response: The Trust has deleted the requested disclosure.

5.	Staff Comment: In the second paragraph of the “Dear Contractholder Letter” please consider a brief explanation of how contractholders indirectly hold shares of the Merging Portfolios.

Response: The Trust has revised the disclosure to include:

Shares of each Portfolio are held directly by insurance companies or qualified plans that offer the Portfolio to contractholders as an investment vehicle.  Contractholders indirectly hold shares of the Portfolio through a separate account with the insurance company or qualified plan.

6.	Staff Comment: In the third paragraph of the “Dear Contractholder Letter” please revise references to “risks” to “principal risks” and make other appropriate conforming changes.

Response: The Trust has made the requested revisions.

7.
Staff Comment:  Disclosure in the third paragraph of the “Dear Contractholder Letter” states in pertinent part that each Portfolio has substantially similar risks.  However, disclosure in the Information Statement indicates that certain of the principal risks are different for the Balanced Portfolio and the Small Cap Growth Portfolio as compared to the Surviving Portfolio. Please consider whether it is misleading to state that the risks are substantially similar.

Response: The Trust has considered this comment and has revised the disclosure as follows:

Each Portfolio is managed by Neuberger Berman Management LLC (“NBM” or the “Manager”) and all have substantially similar investment objectives and ~~risks and~~ identical fundamental investment limitations.  (Fundamental investment limitations are those that cannot be changed without a vote of the shareholders.) ~~However,~~Each Portfolio also has similar principal risks although  there are differences in the principal risks, investment policies and strategies of the Portfolios and these differences are outlined herein.  In addition, NBM retains Neuberger Berman LLC as subadviser to each Portfolio to provide research services.  Accordingly, each Reorganization will result in no material changes to the Merging Portfolio’s investment objective~~, risks~~ or fundamental investment limitations, though certain of its principal risks, investment policies and strategies will change.
8.
Staff Comment:  In the table in the “Dear Contractholder Letter” titled “Important Notice Regarding Change in Investment Objective and Investment Policy or Strategy,” please consider disclosing that the Balanced Portfolio normally seeks to maintain an average duration of 2 years or less.  If a change is made, please make conforming changes in the Information Statement as appropriate.

Response: The Trust has revised the disclosure to include the following and has made conforming disclosures in the Information Statement:

Although it may invest in securities of any maturity, the Portfolio normally seeks to maintain an average portfolio duration of two years or less.

9.
Staff Comment:  The first Q&A states “For convenience, shares you own indirectly through a Separate Account are referred to below as though you owned them directly.”  This may create confusion to contractholders because “Shareholder” will be used to refer to them as in the 4th Q&A, however, elsewhere, “Shareholder” refers to the

Separate Account as on page 28. Please review the Information Statement for consistency.
Response:  The Trust has reviewed the Information Statement and made revisions to inconsistent disclosures.

10.	Staff Comment: Please confirm that Q&A 6 applies to variable contractholders as they do not have accounts “with the Portfolios.”

Response:  The Trust has deleted Q&A 6.

11.	Staff Comment: Please confirm that Q&A 11 applies to variable contractholders as they do not have accounts “with the Portfolios.”

Response:  The Trust has deleted Q&A 11.

12.	Staff Comment: Please revise Q&A 12 to refer contractholders to their variable contract prospectus for information on exchanges.

Response:  The Trust has revised the disclosure as follows:

You may exchange shares in each Merging Portfolio to another Neuberger Berman Portfolio prior to the Reorganization subject to the availability of another Neuberger Berman Portfolio in your insurance product or plan and further subject to any limitations in  the ~~Prospectus of your Merging Portfolio and the portfolio into which you would like to exchange~~prospectus for your variable contract or your qualified plan documentation. Additional information about your options for transferring your investment will be provided to you by your insurance company or other applicable financial intermediary.

13.
Staff Comment:  In Q&A 13 regarding who is paying the costs of each reorganization, please state whether, and/or what carve outs of the costs will not be paid by NBM (i.e. portfolio rebalancing, transfer agent fees).  If any, please disclose what they are. We note the disclosure in the second sentence of the first bullet on page 10 of the Information Statement.

Response:  The Trust has revised the disclosure as follows and has made conforming revisions throughout the Information Statement:

NBM will pay the costs associated with each Reorganization. The Surviving Portfolio will pay any fees payable to governmental authorities for the registration or qualification of the Surviving Portfolio shares distributable to each Merging Portfolio’s shareholders pursuant to the Reorganization and all related transfer agency costs.  Such fees and costs are not expected to be material to the operation of the Surviving Portfolio.

14.	Staff Comment: On the first page of the Information Statement, please add the Trust’s 1933 Act Number to the first listed item.

Response: The Trust has made the requested revision as follows:

1.	The registration statement for the Trust (File Nos. 811-04255 and 002-88566) contains a prospectus for each Merging Portfolio and the Surviving Portfolio dated May 1, 2015. You should review the prospectus for your respective Merging Portfolio and the Surviving Portfolio.

15.	Staff Comment: In the second paragraph of the “Summary” please clarify whether the vote of the Board included the independent trustees and whether they approved both the Reorganization and the Plan.

Response: The Trust has clarified the disclosure as follows:

After careful consideration of a number of factors, the Board, including the independent trustees, voted unanimously to approve the Reorganization of each Merging Portfolio into the Surviving Portfolio and the Plan with respect to each Reorganization.

16.
Staff Comment:  In the last sentence of the third paragraph of the “Summary” please confirm that each class of shares has the same distribution procedures and revise the disclosure accordingly.  If not, please highlight any differences.

Response: The Trust confirms that each class of shares has the same distribution procedures and has revised the disclosure as follows:

Each Merging Portfolio’s respective class of shares has the same purchase, distribution, exchange and redemption procedures as the corresponding class of shares of the Surviving Portfolio.

17.
Staff Comment:  Regarding the 4th bullet in the “Considerations Regarding each Reorganization” which reads: “NBM has reviewed the Portfolios’ current portfolio holdings and determined that each Merging Portfolio’s holdings generally are compatible with the Surviving Portfolio’s investment objective and policies.  As a result, NBM believes that all or substantially all of each Merging Portfolio’s assets could be transferred to and held by the Surviving Portfolio.” Please review this disclosure for accuracy considering that the Balanced Portfolio may invest up to 50% of its assets in investment grade debt and other debt securities while the Surviving Portfolio does not invest in debt as a principal investment strategy.  Please make any conforming changes throughout the Information Statement.

Response: The Trust has considered this comment, believes the disclosure is accurate and has made no revisions to the 4th bullet. Based on asset size as of August 11, 2015, Balanced Portfolio is expected to be only 4.3% of the Surviving Portfolio after the merger and debt securities currently constitute only about 28.1% of Balanced Portfolio.

18.	Staff Comment: Please include the caption “Average Annual Total Returns” to the tables on page 9 and disclose the ending period for the returns.

Response: The Trust has made the requested revision.

19.	Staff Comment: In the bullet immediately following the Average Annual Total Return tables on page 9, please insert the word currently after Portfolio if correct.

Response: The Trust has revised the disclosure as follows:

The Surviving Portfolio currently has identical or lower contractual expense caps than each Merging Portfolio.  NBM has contractually agreed to limit each Portfolio’s total annual operating expenses through December 31, 2018.

20.
Staff Comment:  Please supplementally explain why no performance information is available for the since inception period of the Russell Midcap Growth Index comparison to the Growth Portfolio.  Alternatively, please inset the information.

Response: Performance information for the Russell Midcap Growth Index has a start date of 12/31/1985 which is after the date of inception of the Growth Portfolio.

21.
Staff Comment:  In the first bullet on page 10 regarding costs of the Reorganization (i) clarify any carve outs of costs as discussed in Comment 12; (ii) for fees and costs being paid by the Surviving Portfolio, please clarify whether such fees are or will be material to the operation of the Surviving Portfolio and make conforming changes to the  Information Statement; and (iii) clarify why costs and potential capital gains in selling holdings in the Merging Portfolios are not estimable at this time.

Response: The Trust has made the following revisions in accordance with its response to Comment 12.  None of the fees to be paid by the Surviving Portfolio are or will be material to the operation of the Surviving Portfolio.  In addition, the Trust has confirmed that holdings in the Merging Portfolios will not be sold in connection with the Reorganization and the related disclosure has been deleted:

NBM will pay the costs associated with each Reorganization. The Surviving Portfolio will pay any fees payable to governmental authorities for the registration or qualification of the Surviving Portfolio shares distributable to each Merging Portfolio’s shareholders pursuant to the Reorganization and all related transfer agency costs. Such fees and costs are not expected to be material to the operation of the Surviving Portfolio.  NBM does not anticipate the Merging Portfolios paying any costs relating to the Reorganizations. ~~Costs and any potential capital gains associated with selling holdings in each Merging Portfolio are not identifiable at this time.~~

22.	Staff Comment: If appropriate, revise the final bullet on page 10 to replace “The” with “An.”

Response: The Trust has revised the disclosure as follows:

~~The~~An alternative to each Reorganization is the liquidation of the Merging Portfolio

23.
Staff Comment:  The investment strategy disclosures in the table starting on page 10 do not reflect the full Form N-1A Item 4 disclosure.  Please disclose this fact and include a cross reference to where the complete strategy may be found.

Response: The Trust has revised the disclosure to include the following:

The investment strategy described below does not reflect the complete strategies of each Portfolio, for more information please see the prospectus for your variable contract or your qualified plan documentation and the Principal Investment Strategies section of the prospectus for your Merging Portfolio and the Surviving Portfolio.

24.
Staff Comment:  In the section on “Comparison of Fees and Expenses” (i) please state that the fee tables do not reflect any fees and expenses relating to variable contracts which would increase overall fees and expenses; (ii) please refer the reader to the prospectus for the variable contract for these fees and expenses, and (iii) please state the assumptions related to the proforma fees and expenses.

Response: The Trust has revised the disclosure to include the following:

This information does not reflect variable contract or qualified plan fees and expenses. If such fees and expenses were reflected, returns would be less than those shown. Please refer to the prospectus for your variable contract or your qualified plan documentation for information on their separate fees and expenses. These comparisons assume that each Reorganization was in effect for the period ended June 30, 2015.

25.	Staff Comment: Please revise the Shareholder Fees caption to Annual Fund Operating Expenses and indicate whether there are any Shareholder Fees.

Response: The Trust has revised the disclosure as follows:

Shareholder Fees (fees paid directly from your investment)
Not Applicable
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

26.
Staff Comment:  Please revise the Average Fund Operating Expenses table to delete portfolio class disclosure for the Surviving Fund that is not the same class as that of the Merging Portfolio.  Please also delete any corresponding footnotes.

Response: The Trust has made the requested revisions.

27.	Staff Comment: Please revise the caption of the Expense Examples to read “Reorganization of Balanced Into Mid Cap Growth including Proformas”

Response: The Trust has made the requested revisions.

28.
Staff Comment:  In the section “Comparative Performance Information” (i) please consider revising the second sentence to conform with the text relating to variability of  a fund’s returns in Item 4(a)(2)(i) of Form N-1A; (ii) please disclose that there are 2 broad based indices for Balanced Portfolio; and (iii) with respect to the additional index, state that returns are compared to an index with similar investment objectives.

Response: The Trust has revised the disclosure as follows:

The bar chart and table for each Portfolio below provide an indication of the risks of investing in the Portfolios. Each bar chart ~~shows how a~~provides some indication of the risks of investing in the Portfolios by showing changes in each Portfolio’s performance ~~has varied~~ from year to year. The table next to the bar chart shows what the returns would equal if you averaged out actual performance over various lengths of time and compares the returns with the returns of ~~a~~two broad based market indicies for Balanced Portfolio and one broad-based market index ~~and~~for Growth Portfolio, Mid Cap Growth Portfolio and Small Cap Growth Portfolio.  The table also compares the returns of each Portfolio with the returns of an additional index with similar investment objectives.
29.	Staff Comment: Please reorder the performance tables for consistency so that the Class I and Class S tables present the Surviving Portfolio information after that of the Merging Portfolio.

Response: The Trust has made the requested revisions.

30.	Staff Comment: In the section “Information Regarding the Plan of Reorganization and Dissolution” please revise “pro rata” to a more plain English term.

Response: The Trust has revised the disclosure to replace “pro rata” with “proportionately.”

31.
Staff Comment:  In the section “Reasons for the Reorganization,” please disclose if the Board, including the independent trustees, considered any negative aspects of the Reorganizations such as (i) the increased risk profile of the Surviving Portfolio as compared to Balanced Portfolio because the Surviving Portfolio does not invest in bonds and has a policy to invest in mid cap securities; and (ii) the increased risk profile of the Surviving Portfolio as compared to Small Cap Growth Portfolio because the Surviving Portfolio invests in foreign securities and Small Cap Growth does not.

Response: The Trust has revised the disclosure to include the following:

(9) the potentially increased risk profile of the Surviving Portfolio due to the differences in investment strategy, policies and principal risks: for Balanced, the Surviving Portfolio not investing in bonds and with an 80% policy to invest in mid cap companies and for Small Cap Growth, the Surviving Portfolio’s ability to  invest in foreign securities.

32.
Staff Comment:  In the section “Reasons for the Reorganization,” please disclose whether fees are or will be material to the operation of the Surviving Portfolio, if so, please disclose the estimated amount of such fees.

Response: The Trust has revised the disclosure as follows:

NBM further noted that the Plan provides that NBM will pay the costs associated with each Reorganization though the Surviving Portfolio will pay any fees owed to governmental authorities for the registration or qualification of the Surviving Portfolio shares distributable to the Merging Portfolio shareholders and all related transfer agency costs.  NBM noted that such fees and costs are not expected to be material to the operation of the Surviving Portfolio.

33.
Staff Comment:  Pursuant to Item 6(a) of Form N-14, please include the required information regarding the Surviving Portfolio, including portfolio turnover, in the Information Statement and not in an Appendix.

Response: The Trust has revised the Information Statement to move the text of Appendix B into the Information Statement under the heading “Additional Information Regarding the Surviving Portfolio” and has included disclosure regarding the portfolio turnover of the Surviving Portfolio.

*            *            *            *            *

The following reflect our responses to your additional comments provided on August 17, 2015.

34.
Staff Comment:  For clarity, please revise the 4th sentence in the second paragraph of the “Dear Contractholder Letter” to indicate why contractholders are receiving the information statement.  For example, please see the first sentence of the 1st Q&A.

Response: The Trust has revised the disclosure to read as follows:

~~Contractholders indirectly hold shares of the~~You are receiving this document because, as of August 17, 2015, you were the owner of a variable annuity contract and/or a variable life insurance policy issued by an insurance company that participates in a Merging Portfolio through the investment divisions of a separate account ~~with the insurance~~or accounts established by that company ~~or qualified plan~~.

35.
Staff Comment:  In reference to the prior comment with respect to the risk profiles of the Portfolios, please review the Information Statement and include disclosures in places where risks are compared that acknowledges that even though the Portfolios may have similar risks, the Surviving Portfolio has or may present greater risks than an investment in the Merging Portfolio.

Response: The Trust has revised the disclosure as appropriate to include the following disclosure:

Although each Portfolio has similar principal risks, an investment in the Surviving Portfolio potentially has or may present greater risks than an investment in a Merging Portfolio. The Surviving Portfolio has a potentially increased risk profile due to certain differences in investment strategy, policies and principal risks: for Balanced Portfolio, the Surviving Portfolio is not currently invested in investment grade bonds and other debt securities from US government and corporate issuers and has an 80% policy to invest in mid cap companies; and for Small Cap Growth Portfolio, the Surviving Portfolio is permitted to invest in foreign securities, compares its performance to the Russell Midcap Growth Index and has an 80% policy to invest in mid cap companies.

36.
Staff Comment:  In the table in the “Dear Contractholder Letter” titled “Important Notice Regarding Change in Investment Objective and Investment Policy or Strategy,” similar to the Balanced Portfolio, please review the Information Statement and disclose the differences between the Small Cap Growth Portfolio and the Surviving Portfolio in all instances where goals, strategies and risks are compared.

Response: As noted in response to Comment 35, the Trust has revised the text of the Dear Contractholder Letter to include additional disclosure.  The Trust has therefore made no further changes to the table which is intended to reflect differences in each Portfolio’s 80% policy.

37.	Staff Comment: In the second paragraph of the first Q&A, the Information Statement references a record date of August 14, 2014. Please revise as appropriate.

Response: The Trust has revised the record date to August 17, 2015.

38.
Staff Comment:  In the second paragraph of the “Summary,” disclosure was added to reflect that the vote of the Board included the independent trustees.  Please conform the definition of “Independent Trustees” to avoid complexity.

Response: The Trust has revised references to the Board as reflected below and has made conforming revisions throughout the Information Statement as appropriate:

The Board of Trustees, including the Trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”)) of the Trust (the “Board”).

39.
Staff Comment:  With respect to the 4th bullet under the caption “Considerations Regarding each Reorganization,” the staff notes that that there is virtually no overlap between securities held by Small Cap Growth and the Surviving Portfolio and that the Surviving Portfolio does not hold fixed-income securities.  Please revise the bullet for accuracy.  Please also describe how small cap securities held by Small Cap Growth and fixed-income securities meet the investment guidelines of the Surviving Portfolio.

Response: The Trust respectfully responds that the definition of mid-cap and small-cap in each Portfolio’s principal investment strategy is based on market cap ranges for a specific index.  The market cap ranges for each of these indices have a significant amount of overlap. As of June 30, 2015, the small cap test as defined by the Russell 2000 Index had market caps between $15,000,000 and $11,771,000,000. The mid cap test as defined by the Russell Midcap Index had market caps between $264,000,000 and $37,834,000,000.  This means that a security with a market cap that falls between $264,000,000 and $11,771,000,000 would be eligible for both the Small Cap Growth Portfolio and the Surviving Portfolio. The market caps shown in Bloomberg for the securities held in the Small Cap Growth Portfolio show that most securities held by that Portfolio fall within this range.  In addition, the Trust notes that although the Surviving Portfolio has an 80% policy to invest in mid cap securities, 20% of its portfolio could be invested in fixed income securities.

The Trust believes the referenced bullet is accurate and has not made any changes to the disclosure.  The Trust believes that the new additional disclosure made in response to Comment 35 provides adequate disclosure regarding the potential differences in risk profile between the Merging Funds and the Surviving Fund.

40.
Staff Comment:  In the “Average Annual Total Returns” table, the YTD information for the Russell Mid Cap Growth Index differs in the tables.  Please reflect accurate figures. Please also confirm the YTD Barclays Index for accuracy.

Response: The Trust has revised the table to reflect the accurate information.

41.
Staff Comment:  In the bullets following the Annual Total Return Table, please compare each Portfolio’s current annual fund operating expenses prior to any fee waivers and reimbursements and highlight any differences.

Response: The Trust has added the following disclosure to the Information Statement:

●
The current total annual operating expenses before waiver and/or expense reimbursement for each Merging Portfolio (2.05% - Balanced Portfolio; 2.32% - Growth Portfolio; 2.08% - Small Cap Growth Portfolio) exceed the Surviving Portfolio’s current total annual operating expenses before waiver and/or expense reimbursement (1.00% - Mid

Cap Growth Class I; 1.25% - Mid Cap Growth Class S).  The Surviving Portfolio’s pro forma total annual operating expenses before waiver and/or expense reimbursement after the reorganization are also lower than each Merging Portfolio’s current total annual operating expenses before waiver and/or expense reimbursement (0.98% - Surviving Portfolio Class I; 1.23% - Surviving Portfolio Class S).

·
42.
Staff Comment:  Regarding new disclosure in response to Comment 23, the staff notes that the prospectus for a variable contract does not contain information on the investment strategies of the sub accounts.  Please revise the disclosure as appropriate.

Response: The Trust has revised the disclosure as follows:

The investment strategy described below does not reflect the complete strategies of each Portfolio, for more information please see the ~~prospectus for your variable contract or your qualified plan documentation and the~~ Principal Investment Strategies section of the prospectus for your Merging Portfolio and the Surviving Portfolio.

43.
Staff Comment:  In the section titled “Information regarding the Plan of Reorganization and Dissolution” please consider explaining in plain English how contractholders will receive their shares in the Surviving Portfolio from the separate account shareholder, including any relevant time period following the Reorganization.

Response: The Trust has considered this comment and has not made any revisions to the Information Statement.

44.
Staff Comment:  Please consider revising (9) in the section “In the section titled “Information regarding the Plan of Reorganization and Dissolution” to state that for Balanced Portfolio, the Surviving Portfolio does not invest in investment grade bonds and other debt securities from US government and corporate issuers.

Response: The Trust has revised the disclosure as follows:

(9) the potentially increased risk profile of the Surviving Portfolio due to the differences in investment strategy, policies and principal risks: for Balanced, the Surviving Portfolio not investing in investment grade bonds and other debt securities from US government and corporate issuers and with an 80% policy to invest in mid cap companies and for Small Cap Growth, the Surviving Portfolio’s ability to invest in foreign securities, comparison to the Russell Midcap Growth Index and with an 80% policy to invest in mid cap companies;

45.	Staff Comment: In the section “Additional Information About the Surviving Portfolio” please consider revising this to reflect only what is required from the Prospectus of the Surviving Portfolio.

Response: The Trust has considered this comment and has revised the section to eliminate confusing references.  The disclosure has otherwise not been changed as it accurately reflects disclosure from the Surviving Portfolio’s Class I and Class S prospectuses.

46.	Staff Comment: In the section “Additional Information” please revise this section to delete references to Appendix B which is no longer included.

Response: The Trust has revised the Information Statement to delete references to Appendix B.

47.	Staff Comment: If appropriate, file a new consent for the independent auditor.

Response: The Trust confirms that a new consent will be filed as an exhibit to the N-14A.

*            *            *            *            *

The following reflect our responses to your additional comments provided on August 18, 2015.

48.
Staff Comment:  For simplicity and ease of reading, please revise the disclosure added in response to Comment 34 to read “You are receiving this letter because, as of August 17, 2015, you were the owner of one of the Merging Portfolios through your ownership of a variable annuity.”

Response: The Trust has revised the disclosure to read as follows:

You are receiving this letter because, as of August 17, 2015, you were the indirect holder of one of the Merging Portfolios through your ownership of a variable annuity contract or qualified plan.

49.
Staff Comment:  Please revise the disclosure added in response to Comment 36 to include information specific to the Merging Portfolios to provide a side-by-side comparison of the differences between the Merging Portfolio and the Surviving Portfolio.

Response: The Trust has revised the disclosure to read as follows:

The Surviving Portfolio has a potentially increased risk profile due to certain differences in investment strategy, policies and principal risks:  the Balanced Portfolio normally allocates at least 25% of its net assets to investment grade bonds and other debt securities from U.S. government and corporate issuers and does not have a policy to invest in companies of any particular market capitalization while the Surviving Portfolio is not currently invested in investment grade bonds and other debt securities from US government and corporate issuers and has an 80% policy to invest in mid cap companies; and the Small Cap Growth Portfolio normally invests at least 80% of its net assets in small cap companies, is not currently invested in foreign securities and compares its performance to the Russell 2000 Growth Index while the Surviving Portfolio has an 80% policy to invest in mid cap companies, is permitted to invest in foreign securities and compares its performance to the Russell Midcap Growth Index.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (202) 778-9021.

Very truly yours,

/s/ Ndenisarya Bregasi
Ndenisarya Bregasi